December 10, 2013

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AAR CORP.
Registration Statement on Form S-4
Filed October 22, 2013
File No. 333-191850

Dear Mr. Dobbie:

Reference is made to your comment letter dated November 12, 2013 relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”) of AAR CORP. (the “Company”) and subsidiary registrants.  In response to your letter, the Company and the subsidiary registrants have filed Amendment No. 1 to the Registration Statement.  The Company further provides the following responses in conjunction with the filing of the amendment.  For convenience, we have reproduced your comments in bold typeface and set forth the Company’s responses in regular typeface below the comment.

General

1.                                      We note that you are registering the exchange of 7.25% Senior Notes due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

The Company has separately submitted today via EDGAR correspondence a supplemental letter stating that it is registering the exchange offer in reliance on the staff’s position contained in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No-Action Letter”), and such letter includes the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

Forward-Looking Statements, page iii

2.                                      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

We have deleted all references to the safe harbor provisions of the Private Securities Litigation Reform Act.

Exhibit 5.2

3.                                      Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents.  Please have counsel revise pages 1 and 2 by clarifying that it has examined all other documents as it has deemed necessary to render its opinion.

Response:

Counsel has revised the opinion filed as Exhibit 5.2 to the Registration Statement to clarify that it has examined all other documents it deems necessary to form its opinion.  The revised opinion has been filed with the amendment.

Exhibit 5.3

4.                                      Please remove item 7.4 on pages 7 and 8 or provide us with the legal basis for the language contained therein.  In doing so, please refer to the jurisdictional provisions of the federal securities laws and any applicable case law in support of the inclusion of this language.  Please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering.

Response:

The language in item 7.4 is consistent with the engagement letter between the Company’s German counsel and the Company.  In particular, the engagement letter specifies Germany as the jurisdiction for any disputes related to counsel’s advice and limits counsel’s liability to a maximum amount of 1 million euros.  German counsel notes that item 7.4 is customary in German opinions and is identical to language contained in its opinion filed as an exhibit to the Company’s last Form S-4 registration statement (no. 333-185250).

We and our U.S. counsel have discussed this comment with our German counsel at great length.  As a result of those discussions, German counsel has agreed to revise item 7.4 to delete language suggesting there are any conditions on an investor’s ability to rely on the opinion and to add language clarifying that the limitations in that paragraph relate only to matters of professional liability and are not intended to suggest that either German counsel or its opinion is beyond the SEC’s enforcement jurisdiction.

Exhibit 5.4

5.                                      Please revise paragraph E.1 on page 8.  Counsel may not attempt to limit reliance by purchasers on the legality opinion.

Response:

Counsel has revised the opinion filed as Exhibit 5.4 to the Registration Statement to remove the limitation of reliance by purchasers on the legality of counsel’s opinion.  The revised opinion has been filed with the amendment.

If you have any questions regarding this letter, please call me at (630) 227-2050 or Robert J. Minkus of Schiff Hardin LLP at (312) 258-5584.

Very truly yours,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary